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                           January 30, 2023

       Zhe Wang
       Chief Executive Officer
       Tian Ruixiang Holdings Ltd.
       Room 1001, 10 / F, No. 25
       North East Third Ring Road
       Chaoyang District, Beijing
       The People   s Republic of China

                                                        Re: Tian Ruixiang
Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 20,
2023
                                                            File No. 333-269348

       Dear Zhe Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Ying Li, Esq.